SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                    FORM 8-B

                        FOR REGISTRATION OF SECURITIES OF
                            CERTAIN SUCCESSOR ISSUERS
                 FILED PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                 SUSSEX BANCORP
             (Exact Name of Registrant as Specified in Its Charter)


      NEW JERSEY                                                22-3475473
(State or Other Jurisdiction of                             (I.R.S. Employer
Incorporation or Organization)                              Identification No.)

399 Route 23, Franklin, NJ                                        07416
(Address of Principal Executive                                (Zip Code)
Offices)

Securities to be registered pursuant to Section 12(b) of the Act:


Title of Each Class                          Name of Each Exchange on Which
to be so Registered                          Each Class is to be Registered

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value
--------------------------------------------------------------------------------
                                (Title of Class)

ITEM 1.  GENERAL INFORMATION

         a) The Registrant was organized in January, 1996 as a business corporation under the laws of the State of New Jersey.

         b) The Registrant's fiscal year end is December 31.

ITEM 2.  TRANSACTION OF SUCCESSION

         a)       The Sussex County State Bank

         b) The Registrant was established by the Board of Directors of The Sussex County State Bank (the "Bank") to become a holding company for the Bank. Pursuant to the New Jersey Banking Act of 1948, as amended (the "Banking Act"), and pursuant to the approval of the shareholders of the Bank, the Registrant acquired all of the shares of the Bank in exchange for its own shares, on a share per share basis. The Bank is now the wholly-owned subsidiary of the Company.

ITEM 3.  SECURITIES TO BE REGISTERED

         1) The Registrant's Certificate of Incorporation authorizes 5,000,000 shares of common stock, no par value.

         2) 674,996.

         3) None.

ITEM 4.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Capital Structure

         The Registrant's certificate of incorporation provides for an authorized capitalization consisting of 5,000,000 shares of common stock, without par value. The Registrant has 674,996 shares of common stock outstanding, leaving 4,325,004 shares of authorized common stock available to be issued when and if the Board of Directors of the Registrant determines it is advisable to do so. Under New Jersey law, the Board of Directors is generally empowered to issue authorized common stock without shareholder approval.

Dividend Rights

         The holders of the Registrant's common stock are entitled to dividends, when, as, and if declared by the Registrant's Board of Directors, subject to the restrictions imposed by New Jersey law. The only statutory limitation applicable to the Registrant is that dividends may not be paid if the Registrant is insolvent. However, as a practical matter, unless the Registrant expands its activities, its only source of income will be the earnings of the Bank. Under the Banking Act, dividends may be paid only if, after the payment of the dividend, the capital stock of the Bank will be unimpaired and either the Bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the Bank's surplus.

Voting Rights

         Each share of the Common Stock is entitled to one vote per share. Cumulative voting is not permitted. Under New Jersey corporate law, the affirmative vote of a majority of the votes cast is required to approve any merger, consolidation or disposition of substantially all of the Registrant's assets.

Preemptive Rights

         Under New Jersey law, shareholders may have preemptive rights if these rights are provided in the certificate of incorporation. The Certificate of Incorporation of the Registrant does not provide for preemptive rights.

Appraisal Rights

         Under New Jersey law, dissenting shareholders of the Registrant will have appraisal rights (subject to the broad exception set forth in the next sentence) upon certain mergers or consolidations. Appraisal rights are not available in any such transaction if shares of the corporation are listed for trading on a national securities exchange or held of record by more than 1,000 holders. In addition, appraisal rights are not available to shareholders of an acquired corporation if, as a result of the transaction, shares of the acquired corporation are exchanged for any of the following: (i) cash; (ii) any securities listed on a national securities exchange or held of record by more than 1,000 holders; or (iii) any combination of the above. New Jersey law also provides that a corporation may grant appraisal rights in other types of transactions or regardless of the consideration received by providing for such rights in its Certificate of Incorporation. The Registrant's Certificate of Incorporation does not provide appraisal rights beyond those called for under New Jersey law.

Directors

         Under New Jersey law and the Registrant's Certificate of Incorporation, the Registrant is to have a minimum of 3 directors and a maximum of 25, with the number of directors at any given time to be fixed by the Board of Directors. The Registrant currently has seven directors.

Indemnification

         The Certificate of Incorporation of the Registrant provides that the Registrant will indemnify any person who was or is a party to any threatened, pending or completed action, whether civil or criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving as a director or officer of any other entity at the request of the Registrant against expenses, judgments, fines and amounts paid in settlement incurred by such person in connection with such action, provided that the director or officer acted in good faith in a manner he reasonably believed to be in or not opposed to the best interest of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, in the event that such action is in the name of the Registrant, a director or officer may not be indemnified if he is found liable to the Registrant unless a court determines that, despite the finding of liability, the officer or director is fairly and reasonably entitled to indemnification.

Limitation of Liability

         The Certificate of Incorporation of the Registrant contains provisions which may limit the liability of any director or officer of the Registrant to the Registrant or its shareholders for damages for an alleged breach of any duty owed to the Registrant or its shareholders. This limitation will not relieve an officer or director from liability based on any act or omission (i) which was in breach of such person's duty of loyalty to the Registrant or its shareholders;
(ii) which was not in good  faith or  involved a knowing  violation  of law;  or
(iii) which resulted in receipt by such officer or director of an improper personal benefit. These provisions are explicitly permitted by New Jersey law.

Shareholders Protection Act

         A provision of New Jersey law, the New Jersey Shareholders Protection Act (the "Shareholders Act") prohibits certain transactions involving an "interested stockholder" and a company. An "interested stockholder" is generally defined as one who is the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding stock of the corporation. The Shareholders Act prohibits certain business combinations between an interested stockholder and a New Jersey corporation subject to the Shareholders Act for a period of five years after the date the interested stockholder acquired his stock, unless the transaction was approved by the corporation's board of directors prior to the time the interested stockholder acquired their shares. After the five year period expires, the prohibition on business combinations with an interested stockholder continues unless certain conditions are met. The conditions include (i) that the business combination is approved by the Board of Directors of the target corporation; (ii) that the business combination is approved by a vote of two-thirds of the voting stock not owned by the interested shareholder; and (iii) that the shareholders of the corporation receive a price in accordance with a fair price formula set forth in the statute. The Shareholders Act as applicable to the Registrant could inhibit unsolicited offers to acquire the Registrant.

Restrictions on Acquisition of the Registrant

         The Certificate of Incorporation of the Registrant permits the Board of Directors, consistent with their fiduciary duty and as already permitted by statute, to consider, in connection with any proposed acquisition of the corporation, any fact which the Board of Directors deems relevant, including the impact of such an acquisition of the Registrant on its employees and the communities which the Registrant serves. This provision, along with the provisions of the Shareholders Act described above could have the effect of delaying, deferring or preventing a change in control of the Registrant.

ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS

         (A)

         (1) Annual Report of The Sussex County State Bank on Form F-2 for the year ended December 31, 1995.

         (2) Quarterly Report of The Sussex County State Bank on Form F-4 for the quarter ended September 30, 1996.


         (B)

         (1) Plan of Acquisition of All the Outstanding Shares of The Sussex County State Bank by Sussex Bancorp.

         (3) (i) Certificate of Incorporation of Sussex Bancorp.

             (ii) By-laws of Sussex Bancorp.


         (10)(a) 1995 Incentive Stock Option Plan.

             (b) 1995 Stock Option Plan for Non-Employee Directors.

             (c) 1988 Non Qualified Stock Option Plan.

         (21) Subsidiaries of the Registrant


         (27) Financial Data Schedule.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                     SUSSEX BANCORP




Date:  November 7, 1996                            By/s/ Donald L. Kovach
                                                     --------------------
                                                         Donald L. Kovach
                                                         President